Orient Paper, Inc.

Science Park, Xushui County, Baoding City

Hebei Province, The People's Republic of China 072550

December 30, 2009

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	Mr. John Reynolds, Assistant Director

Mr. Ethan Horowitz, Accountant

Ms. Angela Halac, Accounting Reviewer

Ms. Janice McGuirk

Ms. Pam Howell

RE:	Orient Paper, Inc.

Form 10-K FYE 12/31/08

Filed March 27, 2009;

Form 10-Q for period end 09/30/09

Filed November 13, 2009

File No. 0-52639

Ladies and Gentlemen:

Orient Paper, Inc. (the “Company”) is in receipt of the staff's letter of comment dated December 15, 2009 on the above-referenced filings. Set forth below are the Company's responses to such comments. The numbers of the responses in this letter correspond to the numbers of the staff’s comments as set forth in the comment letter.

FORM 10-K FILED ON DECEMBER 31, 2008

Part I

Item 1. Business

1.

We note that you have 37 professionals engaged in research and development. Please estimate the amount spent during each of the last two fiscal years on research and development, as required by Item 101(h)(4)(x) of Regulation S-K.

RESPONSE:

During the years of 2007 and 2008 the Company’s R&D activities were carried out by a task force led by a group of 4 senior managers (in charge of product development and quality control) and joined by a group of selected engineers and technicians. The Company charged the time spent on the R&D projects (manufacturing waste discharge recycling and digital photo paper manufacturing) to R&D expenses and incurred $30,130 and $25,531 in R&D expenses for the years ended December 31, 2008 and 2007, respectively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

2.

Please expand the discussion of liquidity to focus on the various notes payable, line of credit, and related party loans discussed in the footnotes to the financial statements. See Item 303(a)(l) of Regulation S-K. In addition, please file notes payable as exhibits, or explain why they are not required to be filed pursuant to Item 601 of Regulation S-K.

RESPONSE:

We will file copies of all notes payable not previously filed, including English translations, on an amended Form 10-K. The discussion of liquidity on Page 28 of the amended 10-K will include the following disclosure to the extent that it pertains to the fiscal year ended December 31, 2008:

Notes and Related Party Loans Payable

The Company has a RMB 13,000,000 (approximately $1,907,100 as of December 31, 2008) Note Payable to Chinese Industrial & Commercial Bank (“ICBC”), secured by certain manufacturing equipments of the Company and is dated January 31, 2008. Interest is payable monthly at the rate of 7.47% per annum. The entire principal is due and payable at maturity on January 29, 2009. The note is renewable upon maturity.

Since March 28, 2007, the Company has a short-term loan payable to the Shijiazhuang, Hebei, branch of Huaxia Bank. The Loan is in the amount of RMB 9,500,000 (approximately $1,246,950 as of December 31, 2008) and was originally due on March 28, 2008. On March 10, 2008, the Company entered into a Loan Extension Agreement with Huaxia Bank and agreed to (1) repay the entire balance in 3 installments on June 30, 2008, December 31, 2008 and March 5, 2009, respectively and, (2) modify the interest rate from 8.307% to 9.828% per annum. The loan is guaranteed by a third party guaranty company with a guaranty fee of 2.4% of the outstanding balance payable to the guaranty company. While the Company had not made the first two installments during 2008, as of March 2009, the bank granted us a one-month grace period for negotiating interest rates and terms for renewing the loan. In April 2009, the Company subsequently decided not to renew the Huaxia Bank loan and arranged for the guaranty company to provide the Company with a one-month bridge loan to pay off the bank loan. The guaranty company bridge loan carried interest at 0.933% per month. The Company paid off the bridge loan on April 30, 2009.

The Company has another RMB 6,000,000 (approximately $880,200 as of December 31, 2008) Note Payable to ICBC. Interest is payable monthly at 8.217% per annum. The term of the credit facility runs from September 5, 2008 to June 4, 2009, with the entire principal becoming due and payable at maturity on June 4, 2009. The note is renewable upon maturity.

The Company has a short-term credit facility provided by United Commercial Bank (China) Limited (“UCB China”), including a revolving credit facility of $2,000,000 and a non-revolving import loan facility of $824,402 as of December 31, 2008. The credit facility is secured by the Company's building and land use rights and personally guaranteed by Mr. Zhenyong Liu, our CEO and President. Interest is paid monthly with a floating rate indexed to 5% plus the three-month LIBOR, adjusted every three months and was approximately 6.85% per annum on December 31, 2008. The original due date of the loan was January 23, 2009 and was extended to June 30, 2009 via a Short-Term Credit Facility Extension Agreement dated January 23, 2009. On August 20, 2009, the Company and UCB China entered into a Short-Term Loan Deferred Payment Agreement (the “Deferred Payment Agreement.”) Under the Deferred Payment Agreement, the Company agrees to repay the principal amount according to the following payment schedule during the period from August 31, 2009 to June 30, 2010:

$400,000 on 8/31/2009

All the accrued interest as of 8/31/09 on 9/15/2009

$400,000 on 9/30/2009

$200,000 on 10/31/2009

$300,000 on 11/30/2009

$300,000 on 12/31/2009

$200,000 on 1/31/2010

$200,000 on 2/28/2010

$200,000 on 3/31/2010

$200,000 on 4/30/2010

$200,000 on 5/31/2010

$216,476.39 on 6/30/2010

We have a Loan in the amount of RMB 13,280,000 Yuan (or approximately $1,948,176 as of December 31, 2008) Payable to Rural Credit Cooperative of Xushui County, guaranteed by an unrelated third party company. The entire principal is due and payable at maturity on September 16, 2011. Interest is paid monthly at the rate of 0.774% per month.

As of December 31, 2008, Orient Paper's credit facility had a maximum borrowing level of $2,000,000, which left zero balance in borrowing capacity. The average short-term borrowing rates for the years ended December 31, 2008, and 2007, were approximately 7.33 percent and 6.71 percent, respectively.

Our Chief Executive Officer loaned money (over a period of time) to HBOP for working capital purposes, which amounted to $6,157,104 as of December 31, 2008. During the year ended December 31, 2008, we applied payments of $0 towards this loan. On July 24, 2008, the Chief Executive Officer agreed to further extend the term of the loan for three years. This loan is non-interest bearing and matures July 23, 2011.

On August 5, 2008, Shuangxi Zhao, a director of HBOP, loaned money to HBOP for working capital purposes for an aggregated amount of $880,200 as of December 31, 2008. The amount owed bears interest at 7.56% per annum and is due on July 31, 2011.

On August 5, 2008, Xiaodong Liu, a member of our Board of Directors, loaned money to HBOP for working capital purposes for an aggregated amount of $1,100,250 as of December 31, 2008. The amount owed bears interest at 7.56% per annum and is due on August 4, 2011.

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of December 31, 2008, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less than 1 year	1-3 Years	3-5 Years	5 Years +

Contractual Obligations :
Bank indebtedness	$8,806,826	$6,858,652	$1,948,176	$-	$-
Related party debt	8,137,554	-	8,137,554
Total Contractual Obligations:	$16,944,382	$6,858,652	$10,085,730	$-	$-

On August 31, 2009, the Company, HBOP, and our Chief Executive Officer entered into a tri-party Debt Assignment and Assumption Agreement, under which the Company agreed to assume $4,000,000, or RMB 27,364,800 Yuan, of HBOP’s debt owed to our

Chief Executive Officer. Concurrently with the assumption, the Company and our Chief Executive Officer agreed to convert the $4,000,000 into equity of the Company at approximately $3.3213 per share. Accordingly, the Company issued 1,204,341 shares of restricted common stock to our Chief Executive Officer on August 31, 2008. As of September 1, 2009, HBOP’s remaining loan balance payable to our Chief Executive Officer was $2,136,117.

Based on our experience, we anticipate that all of the short-term bank indebtedness will be renewed before the annual maturity dates. As of September 30, 2009, the Company had approximately $11,542,958 in cash and cash equivalents and believes that it has sufficient financial resources to repay the UCB China loans according to the installment payment schedule by June 30, 2010.

Part II

Item 8. Financial Statements and Supplementary Data

Financial Statements

Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies

General

3.

We note your disclosure per page 54 stating that your executive officers and directors do not receive any compensation. Please tell us if you recorded an expense for services rendered by management for which no remuneration was paid or revise your financial statements accordingly. Refer to SAB Topic IB1.

RESPONSE:

Upon review of our 2008 and 2007 records, we discovered the statement that our current and previous executive officers and directors do not receive any compensation and have not received any restricted shares awards, options, or any other payouts was not accurate. We will amend the compensation table in our Form 10-K to include the following:

The following summary compensation table indicates the cash and non-cash compensation earned during the years ended December 31, 2008 and 2007 by each person who served as chief executive officer and chief financial officer during 2008.  No officer received compensation of $100,000 or more during 2008.  Information relating to 2007 reflects compensation from HBOP prior to October 29, 2007 and includes compensation from HBOP thereafter.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation($)	Total ($)

2008 Compensation Table

Zhenyong Liu,

Chairman, CEO	45	$34,472	-	-	-	-	$34,472

Jing Hao,

CFO	25	4,309	-	-	-	-	4,309

Dahong Zhou,

Secretary	29	3,447	-	-	-	-	3,447

Xiaodong Liu,

Director	34	34,472	-	-	-	-	34,472

Fuzheng Liu,

Director	59	4,826	-	-	-	-	4,826

Chen Li,

Director	51	4,826	-	-	-	-	4,826

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen- sation($)	Total ($)

2007 Compensation Table

Zhenyong Liu,

Chairman, CEO	44	$0	-	-	-	-	$0

Jing Hao,

CFO	24	1,733	-	-	-	-	1,733

Dahong Zhou,

Secretary	28	1,418	-	-	-	-	1,418

Xiaodong Liu,

Director	33	1,890	-	-	-	-	1,890

Fuzheng Liu,

Director	58	1,890	-	-	-	-	1,890

Chen Li,

Director	50	1,733	-	-	-	-	1,733

Revenue Recognition, F-11

4.

We note that your policy footnote indicates that revenue is recognized when goods are shipped and when delivery is complete. Please revise your policy to clearly indicate your typical shipment terms (i.e. FOB shipping point or FOB destination) and the point in time when revenue is recognized. Refer to SAB Topic 13.

RESPONSE:

Upon reviewing our disclosure, we determine that the revenue recognition policy should be revised as follows:

Revenue Recognition Policy

The Company recognizes revenue when goods are shipped, when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist, and collectability is reasonably assured. Typical shipment term for all customers is FOB Shipping Point. Goods are considered shipped and delivered when customer’s truck picks up goods at our finished goods inventory warehouse. We are required to collect a seventeen percent value-added-tax ("VAT") on each sale. Gross revenues do not include this VAT which is remitted to the government quarterly.

5.	In connection with the preceding comment, please disclose your accounting policy for shipping and handling costs. Refer to FASB ASC 605-45-50-2.

RESPONSE:

Upon review of our disclosure, we determine that the following paragraph should be included as part of our accounting policies:

Shipping Cost

Substantially all of our customers use their own trucks or hire commercial trucking companies to pick up goods from us. The Company usually incurs no shipping cost for delivery of goods to customers. For those rare situations where products are not shipped utilizing customer specified shipping services, we charge our customers a shipping fee which is included in net revenues and was not material. Freight-in and handling costs incurred by the Company with respect to purchased goods are recorded as a component of inventory cost and charged to cost of sales when the inventory items are sold.

Note 8 - Income Taxes, F-17

6.

Please provide us with an analysis of the differences between your U.S. GAAP financial statements compared to those prepared in accordance with domestic tax regulations. Your response should focus on the material differences related to the recognition and measurement of assets, liabilities, equity, revenues, and expenses. Refer to FASB ASC 740-10.

RESPONSE:

Upon review of our disclosure, we determine that Note 8, Income Taxes, should be revised to include the following:

Orient Paper is incorporated in the State of Nevada and is subject to the U.S. and state statutory tax rates up to 34% and 0%, respectively. Orient Paper controls Hebei Baoding Orient Paper Milling Co., Ltd. (“HBOP”). HBOP is a PRC operating company and is subject to PRC’s Enterprise Income Tax. Pursuant to the PRC New Enterprise Income Tax Law, Enterprise Income Tax is generally imposed at a statutory rate of 25% beginning on January 1, 2008. Prior to the enactment of the new law, PRC Enterprise Income Tax was imposed at a rate of 33%.

The provision for income taxes for the year ended December 30, 2008 and 2007 was as follows:

	2008	2007
Provision for Income Taxes
Current Tax Provision – National and local	$ 2,924,806	$ 2,000,596
Deferred Tax Provision	-	-

Total Provision for Income Taxes	$ 2,924,806	$ 2,000,596

No provision for deferred taxes has been made as there were no material temporary differences for the years ended December 31, 2008 and 2007. Orient Paper, Inc. was incorporated in the United States and has incurred an aggregate net operating losses of approximately $4,412 for income tax purposes for the year ended December 31, 2008 and 2007 subject to the Internal Revenue Code Section 382, which places a limitation on the amount of taxable income that can be offset by net operating losses after a change in ownership. The net operating loss carries forward for United States income taxes, which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, through 2028. Management believes that the realization of the benefits from these losses appears not more than likely due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as warranted. As of December 31, 2008, Orient Paper has incurred only insignificant amount of Net Operating Loss (NOL) for U.S. income tax purposes and, therefore, no deferred tax asset was recorded.

There were no unrecognized tax benefits and accrual for uncertain tax positions for the years ended December 31, 2008 and 2007.

The following table reconciles the U.S. statutory rates to the Company's effective tax rate as of December 31, 2008 and 2007:

	2008	2007
U.S. Statutory rate	34.0%	34.0%
Foreign income not recognized in the U.S.	(34.0)	(34.0)
China income tax rate	25.0	33.0

Total provision for income taxes	25.0%	33.0%

For U.S. tax purposes, the Company has cumulative undistributed earnings of foreign subsidiaries of approximately $ 17,807,035 as of December 31, 2008, which are included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations.  Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if we concluded that such earnings will be remitted to the U.S. in the future.

7.

It does not appear that you have provided the required disclosures regarding income taxes. For example, public entities are required to present a reconciliation of the reported amount of income tax expense to the amount of income tax expense that would have been recorded based on the domestic federal statutory tax rate. Please revise to provide each of the required disclosures per FASB ASC 740-10-50 or tell us why such disclosures are not necessary.

RESPONSE:

Please see our revised Note 8 above.

Item 9A(T) - Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

8.

We note your disclosure stating that your chief executive officer and chief financial officer "concluded that, the Company's disclosure controls and procedures are effective to ensure that information required to be include in the Company's periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

RESPONSE:

Item 9A(T) on Form 10-K will be revised for the following disclosure:

Evaluation of Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to the Company's management, including the Company's chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based upon their evaluation as of the end of the period covered by this report, the Company's chief executive officer and chief financial officer concluded that, the Company's disclosure controls and procedures are effective to ensure that information required to be included in the Company's periodic SEC filings is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms. Our chief executive officer and chief financial officer also concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports required to be filed or submitted under the Exchange Act is accumulated and communicated to Orient Paper’s management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act.   Our management is also required to assess and report on the effectiveness of our internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).    Internal control over financial

reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

For the fiscal year ended December 31, 2008, Orient Paper carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b). In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)   in Internal Control – Integrated Framework.   This evaluation was conducted by Zhenyong Liu, our Chief Executive Officer, and Jing Hao, our Chief Financial Officer. Based upon this evaluation and the material weakness described below, the Chief Executive Officer and the Chief Financial Officer concluded that Orient Paper’s internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report issued by Orient Paper’s registered independent accounting firm regarding Orient Paper’s internal control over financial reporting. The management’s report was not subject to attestation by Orient Paper’s registered independent public accounting firm pursuant to temporary rules of the Securities and Exchange Commission.

Changes in Internal Controls over Financial Reporting

Except as described above, there were no changes in our internal controls over financial reporting during the fiscal year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective at this level.

Limitations on Controls, page 52

9.

We note your statement that a "control system, no matter how well designed and operated ... can provide only reasonable, not absolute, assurance that its objectives will be met." Please revise your disclosure per page 51 to state, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures.

RESPONSE:

Item 9A(T) on Form 10-K will be revised as disclosed in our response to question #8 above.

Part IV

Item 15. Exhibits

10.

We note that a number of your exhibits are not filed in English. See Exhibits 10.2 through 10.10. Please file an English translation, as required by Item 12b-12(d) of the General Rules and Regulations, Securities Exchange Act of 1934. This comment also applies to the Forms 10-Q.

RESPONSE:

We will revise our Form 10-K to include English versions of Exhibits 10.2 through 10.10.

We will also revise our Form 10-Q for the period ended March 31, 2009 to include English versions of Exhibits 10.1 through 10.3.

11.

Please file the Short-Term Credit Facility Extension Agreement dated June 30, 2009 and also the Short-Term Loan Deferred Payment Agreement entered into August 20, 2009 as required by Item 601(b) of Regulation S-K.

RESPONSE:

We will revise our Form 10-Q for the period ended March 31, 2009 to include an English version of the Short-Term Credit Facility Extension Agreement dated January 23, 2009, extending the loan to June 30, 2009, and will revise our Form 10-Q for the period ended September 30, 2009 to include an English version of the Short-Term Loan Deferred Payment Agreement dated August 20, 2009.

12.	Please file exhibit 10.1 to the Form 8-K filed October 8, 2009 in its entirety. Currently some exhibits have been omitted.

RESPONSE:

We will revise our Form 8-K filed October 8, 2009 to include exhibit 10.1 in its entirety.

Exhibit 31 - Section 302 Certifications

13.	We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

• Reference should be made to your ''report'' rather than your "annual report" except in paragraphs one and 4(d)

• Paragraph 4(d) should include a reference to "(the registrant’s fourth fiscal quarter in the case of an annual report)"

RESPONSE:

We have amended our Form 10-K to revise the Section 302 certifications to comply with the language required by Item 601(31) of Regulation S-K.

14.	Please confirm in future filings, including any amendment to this Form l0-K, that you will revise your certifications to address the matters noted above.

RESPONSE:

We confirm that in future filings that we will revise our certifications to address the matters noted above.

FORM 10-Q FOR FISCAL QUARTER ENDED SEPTEMBER 30. 2009

General

15.	Please revise this filing and your other Exchange Act filings to address the preceding comments, as necessary.

RESPONSE:

We will revise our Form 10-Q for the period ended September 30, 2009 and our other Exchange Act filings to address the preceding comments, as appropriate.

Financial Statements

Notes to Financial Statements

Note 11 - Subsequent Events

Make Good Securities Escrow Agreement, F-20

16.

We note your Chief Executive Officer placed 750,000 shares of common stock into an escrow account which will be issued to the shareholders that participated in the October 2009 private placement of your common stock if certain financial performance thresholds are not met. In addition, your Chief Executive Officer also entered into a lock-up agreement under which he agreed to hold his shares of common stock for a period of twelve months. Please tell us how you intend to account for these agreements.

RESPONSE:

We, along with our shareholder/Chairman/CEO Mr. Zhenyong Liu, entered into the Shares Escrow Agreement with the 2009 private placement investors (PIPE investors) with the sole purpose of providing additional assurance for the Company’s future financial success. The recital of the Shares Escrow Agreement reads:

...WHEREAS, as an inducement to the Buyers to enter into the Securities Purchase Agreement, the Principal Shareholder has agreed to place the Escrow Shares (as hereinafter defined) into escrow for the benefit of the Buyers in the event the Company fails to achieve the following financial performance thresholds for the 12-month periods ended December 31, 2009 (“2009”) and December 31, 2020 (“2010”)...

Similarly, the Company and Mr. Liu entered into a Lock-Up Agreement with the purpose of inducing the PIPE investors to enter into the private placement transaction. The recital of the Lock-Up Agreement reads:

...WHEREAS, Shareholder wishes to induce the Company and the Buyers to enter into the Financing Transaction.

WHEREAS, in order to induce the Company and the Buyers to enter into the Financing Transaction pursuant to the Securities Purchase Agreement dated October 7, 2009 by and among the Company and the Buyers (the “Securities Purchase Agreement”), Shareholder has agreed not to sell any shares of the Company’s Common Stock that Shareholder presently owns or may acquire after the date hereof, except in accordance with the terms and conditions set forth herein...

Currently, we believe that we can reasonably achieve the contracted financial performance thresholds (the “make-good targets”) for both years of 2009 and 2010. ,In the case where we do achieve the make-good targets and release the escrowed shares back to Mr. Liu, we do not believe the fair value of the escrowed shares should be recognized as a compensation or an expense. According to SEC Staff Announcement Topic No. D-110, to overcome the presumption that the release of shares are compensatory, the Company is required to:

“...consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment. For example, as a condition of a financing transaction, investors may request that specific significant shareholders, who also may be officers or directors, participate in an escrowed share arrangement. If the escrowed shares will be released or canceled without regard to continued employment, specific facts and circumstances may indicate that the arrangement is in substance an inducement made to facilitate the transaction on behalf of the company, rather than as compensatory. In such cases, the SEC staff generally believes that the arrangement should be recognized and measured according to its nature and reflected as a reduction of the proceeds allocated to the newly-issued securities.”

Our Share Escrow Agreement and Lock-Up Agreement are clearly not entered into for purposes related to, or contingent upon, continued employment of the key executives. The sole reason for the Company and Mr. Liu to escrow and lock up the shares is to induce the PIPE investors to close the financing transaction. Therefore, we believe the fair value of the escrow shares (determined by the fair market price of the common stock on the date of the Shares Escrow Agreement), when released back to Mr. Liu, should be recorded as reduction of the financing proceeds. Such reduction will be debited to the account of additional paid-in capital and will be fully offset by the corresponding credit to the additional paid-in capital, resulting in no change in net equity of the balance sheet.

On the other hand, if the make good targets are not met and the escrowed shares are forfeited and delivered to the PIPE investors instead, it will be accounted for as a recapitalization transaction with the PIPE investors, also resulting in no income or expense being recognized in the Company’s financial statements.

Registration Rights Agreement, F-21

17.

Please provide us with an analysis of your planned accounting treatment for the damage provisions within the registration rights agreement executed in connection with the October 2009 private placement of your common stock. Refer to FASB ASC 825-20-30.

RESPONSE:

We entered into a Registration Rights Agreement with the PIPE investors on October 7, 2009. Under the Registration Rights Agreement, we are obligated to register the shares issued in the private placement within 90 days after the closing of the transaction. We also agree, among other things, to make our best effort to make the registration effective within 180 days of after the closing. Failure to file the initial registration, have the registration declared effective by the SEC, or maintain the effectiveness of the registration by us will trigger the provisions of certain liquidated damages. The liquidated damages are payable to the PIPE investors in the form of cash at the rate of 2% of the investment amount at each date of certain milestone as specified by the Registration Rights Agreement.

Under FASB ASC 825-20-30-4, if the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, the contingent liability under the registration payment arrangement shall be included in the allocation of proceeds from the related financing transaction. Further, under ASC 825-20-35-1, if the transfer of consideration becomes probable and can be reasonably estimated after the inception of the arrangement or if the measurement of a previously recognized contingent liability increases or decreases in a subsequent period, the initial recognition of contingent liability or the change in measurement of previously recognized contingent liability shall be recognized in current period earnings.

Based on our plan and assessment of the current situation, we believe we will file our registration statement on Form S-1 prior to the initial registration deadline of January 5, 2010 and we believe that the registration statement will be declared effective prior to the 180-day effectiveness deadline. Accordingly, we do not plan on accruing liquidated damages. However, if the situation changes and we conclude that such an accrual of liquidated damages is warranted, we will estimate the potential registration rights liabilities based on the most likely scenario and include the liability and related expenses in the period that management determines it is probable and can be estimated.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Winston C. Yen

Chief Financial Officer

cc:	Greg Sichenzia, Esq.